

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2021

Anthony J. Irocci
President
APEX 11 INC.
8217 East Spanish Boot Road
Carefree, AZ 85377-5408

      Re: APEX 11 INC.
          Amendment No. 1 to Registration Statement on Form 10-12G
          Filed January 28, 2021
          File No. 000-54964

Dear Mr. Irocci:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless we note otherwise, our references to prior comments are to comments in our September 10, 2020 letter.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-12G filed on January 28, 2021

General

1.   We note you have revised certain disclosures, including but not limited to the beneficial ownership disclosure on page 15, to provide information as of 2018. Please update your disclosures to provide the information required as of the most recent practicable date.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 24

2.   We note your response to comment 4 and the exhibit included as a result. This exhibit does not appear to satisfy the requirements of Item 601 of Regulation S-K. Please include the appropriate exhibit in your amended filing. In addition, tell us why your disclosure has changed in Item 14 to remove the discussion of the company's dismissal of their auditor.

Report of Independent Registered Public Accounting Firm, page F-1

3.   We note your response to comment 5. Please revise to include a report of the independent registered public accounting firm indicating that their audit was conducted in accordance with the standards of the PCAOB, rather than only the auditing standards. Refer to the guidance in paragraph .09 of AS 3101.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Jonathan Coury, Esq.